Filed Pursuant to Rule 433

Registration No. 333-209678

Issuer Free Writing Prospectus dated April 29, 2016

Relating to Preliminary Prospectus Supplement dated April 29, 2016

TEXAS INSTRUMENTS INCORPORATED

Pricing Term Sheet

1.850% Notes due 2022

Issuer:	Texas Instruments Incorporated (“TI”)

Principal Amount:	$500,000,000

Maturity:	May 15, 2022

Coupon:	1.850%

Price to Public:	99.739% of principal amount

Interest Payment Dates:	May 15 and November 15 beginning on November 15, 2016, and on the maturity date

Day Count Convention:	30/360

Proceeds (before expenses) to TI:	$496,820,000

Benchmark Treasury:	1.250% due March 31, 2021

Spread to Benchmark Treasury:	60 basis points

Yield to Maturity:	1.896%

Benchmark Treasury Price and Yield:	99-25; 1.296%

Make-Whole Call:	At any time before April 15, 2022 (1 month before the maturity date) at the greater of: (i) 100% of the principal amount of the notes being redeemed; and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to April 15, 2022 (1 month before the maturity date), in each case discounted to the date of redemption on a semi-annual basis at the rate of Treasury plus 10 basis points

Par Call:	At any time on or after April 15, 2022 (1 month before the maturity date) at 100% of the principal amount of notes being redeemed

Trade Date:	April 29, 2016

Settlement Date:	May 6, 2016 (T+5)

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	882508 BA1 / US882508BA13

Ratings:	Moody’s: A1 (stable outlook) S&P: A+ (stable outlook)

Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc.

Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about May 6, 2016, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Barclays Capital Inc. at (888) 603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or Mizuho Securities USA Inc. at (866) 271-7403.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3